Exhibit (h)(1.1)

Amendment No. 1 to Administration, Bookkeeping and Pricing Services Agreement

This Amendment No. 1 (this “Amendment”), dated March 2, 2018, to the Administration, Bookkeeping and Pricing Services Agreement (the “Agreement”), dated April 17, 2015, between and among Index Funds (the “Trust”), and ALPS Fund Services, Inc. (“ALPS”)(each, a “Party” and together, the “Parties”).

WHEREAS, the Trust and ALPS wish to amend the List of Funds set forth in Appendix A of the Agreement; and

WHEREAS, the Trust and ALPS wish to amend the Initial Term of the Agreement;

NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Appendix A to the Agreement is deleted in its entirety and replaced with the Appendix A attached hereto.

2.	This Amendment shall become effective April 17, 2018 (the “Effective Date”). The Parties agree that the new Initial Term of the Agreement for purposes of Section 15(a) thereof shall be the period of (2) years beginning with the Effective Date of this Amendment. If not sooner terminated, this Agreement shall renew at the end of the Initial Term for successive annual periods until terminated by either party upon not less than sixty (60) days’ written notice prior to the expiration of the then current renewal term or for cause pursuant to Section 15(c) hereof.

Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. All capitalized terms herein shall have the same meaning as ascribed to them in the Agreement. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the day and year first above written.

INDEX FUNDS		ALPS FUND SERVICES, INC.

By:	/s/Michael G. Willis	By:	/s/Jeremy O. May
Michael G. Willis		Jeremy O. May
President		President

APPENDIX A

LIST OF FUNDS

Index Funds S&P 500® Equal Weight